FEMSA Announces Senior Leadership Succession Plan
Jose Antonio Fernández Garza-Lagüera to become FEMSA’s CEO

Monterrey, Mexico, September 17, 2025 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD) announced today that based on its senior leadership succession planning process, and consistent with the plan detailed on FEMSA’s Fourth Quarter and Full Year 2024 earnings press release dated February 27, 2025, its Board of Directors has appointed Jose Antonio Fernández Garza-Lagüera, currently CEO of FEMSA Proximity & Health, to become FEMSA’s Chief Executive Officer as of November 1st, 2025.

As previously communicated, since the middle of last year the Corporate Practices and Nominations Committee of FEMSA’s Board of Directors (“CPNC”) worked diligently on designing and developing the actions required for this important process. This Committee recommended the creation of a Special Committee of the Board to oversee this process throughout this year. The Special Committee was chaired by Ricardo Saldívar Escajadillo, Chairman of the CPNC, and included all the other members of the CPNC, as well as three additional independent directors. Upon completion of their evaluation, the Special Committee submitted its recommendation, which was approved by FEMSA’s Board of Directors. In designing this process, as in prior CEO designations, we adhered to the highest corporate standards, and we engaged a leading global firm with extensive experience in such processes, along with other advisors from various specialties.

Jose Antonio joined Cervecería Cuauhtémoc Moctezuma Heineken in 2011 as Sales and Operations Manager. From there, he rose through several management roles across FEMSA’s business units, including as Director of Strategic Planning at OXXO and FEMSA Comercio, as well as CEO of FEMSA’s Plastics division, CEO of Coca-Cola FEMSA Central America, CEO of Spin, and his current position as CEO of FEMSA Proximity & Health. In this role, Jose Antonio leads a team of more than 180,000 colleagues and has responsibility for an operation that comprises more than 28,000 proximity stores across 11 countries in the Americas and Europe, over 4,300 drugstores in four Latin American markets, and more than 550 fuel stations in Mexico. Jose Antonio has a bachelor’s degree in industrial engineering from Tecnológico de Monterrey, and an MBA from Stanford’s Graduate School of Business.

Jose Antonio will bring his strategic focus and his assertive and results-driven style of leadership to guide FEMSA through a new stage of economic and social value creation, driving growth, innovation, and sustainability, with a continued focus on the development of FEMSA’s people, their families, and the communities in which the Company operates.

José Antonio Fernández Carbajal, Executive Chairman of FEMSA and interim CEO since July of 2023, will continue in his role as Executive Chairman. The Board of Directors expresses its sincere gratitude to José Antonio for his leadership and dedication while serving in both capacities during this transitional period.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	September 17, 2025	| Page 1

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About FEMSA
FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Spin, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Bestin-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	September 17, 2025	| Page 1